Exhibit 99.1

GFL Environmental Reports Third Quarter 2020 Results

•	Revenue of $1,036.0 million, increase of 15.4%

•	Adjusted EBITDA[1] of $281.2 million, increase of 24.6%; Net loss of $114.7 million

•	Adjusted EBITDA[1] margin of 27.1%, increase of 200 basis points. Solid waste Adjusted EBITDA[1] margin of 30.6%, increase of 240 basis points

•	Adjusted earnings per share[1] of $0.13; Loss per share of $(0.32)

•	Free cash flow generation of $177.1 million; cash flow from operating activities of $256.7 million

•	Reduced cost of borrowing with new 3.750% notes

VAUGHAN, ON, November 4, 2020 — GFL Environmental Inc. (NYSE / TSX: GFL) ("GFL" or the "Company") today announced its results for the third quarter of 2020.

"Our employees continued to deliver exceptional results in the third quarter. Despite the ongoing impact of COVID-19 on parts of the North American economy, we were able to grow our revenue in the quarter by 15.4% and Adjusted EBITDA by 24.6%, compared to the third quarter of 2019, resulting in our highest ever reported Adjusted EBITDA margin," said Patrick Dovigi, Founder and Chief Executive Officer. "This increase in margins was largely due to the organic growth in our solid waste business and our disciplined management of our variable costs, resulting in better than expected free cash flow generation for the period."

Mr. Dovigi added, "In our solid waste line of business, we continued to see sequential improvements in the commercial activity and volumes in the markets that we serve, driving 2.5% of organic growth in the quarter and resulting in margin expansion of 240 basis points. During the quarter, we began to see the anticipated benefits of our acquisition of Canada Fibers, a leading operator of technologically advanced material recovery facilities, including higher volumes in our MRF operations as a result of new contract wins in both Eastern and Western Canada."

Mr. Dovigi continued, "When we went public earlier this year, part of our plan was to execute strategic acquisitions while maintaining leverage within our stated goals and reducing our cost of capital. Since quarter end, we closed the acquisitions of WCA Waste Corporation and the divestiture assets resulting from the transaction between Waste Management, Inc. and Advanced Disposal Services, Inc. These high-quality, vertically integrated assets are expected to advance our goal of creating long term shareholder value while supporting our organic growth strategy. To finance these acquisitions, we used the proceeds from the offering of our US$750.0 million of 3.750% senior secured notes, the lowest coupon in our history, and the private placement of US$600.0 million of preferred shares, convertible at an approximately 20% premium to the US$21.26 share price at the time of issue. To further achieve our goal of reducing our cost of capital, our lenders under our revolving credit facility have agreed to reduce margins by 50 basis points."

1 A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule

1

Mr. Dovigi concluded, "As we look toward the future, we remain focused on pursuing our growth strategies, including through organic revenue growth and accretive acquisitions, and further reducing our cost of capital. We plan to implement our well-advanced integration plans for the acquisitions of WCA and the divestiture assets, continue our regular tuck-in M&A program and further de-lever our balance sheet."

Third Quarter and Year to Date Results

Revenue increased by 15.4% to $1,036.0 million in the third quarter of 2020 compared to the third quarter of 2019. Solid waste core price and surcharges for the third quarter of 2020 were 3.5%. Solid waste volumes declined 1.7% for the third quarter of 2020, primarily from lower volumes in our commercial and industrial collection businesses and our post-collection business, due to a decrease in service levels attributable to COVID-19. Revenue for the nine months ended September 30, 2020 was $2,960.6 million, an increase of 20.8% compared to the same period in 2019. The increase in both periods was driven by significant revenue growth across all reportable segments from both organic contributions and through acquisitions.

Adjusted EBITDA1 increased by 24.6% to $281.2 million in the third quarter of 2020 compared to the third quarter of 2019, primarily attributable to strong revenue growth in the quarter. Adjusted EBITDA1 margin was 27.1% for the third quarter of 2020 as compared to 25.1% in the prior year period. Net loss increased from $109.9 million for the third quarter of 2019 to $114.7 million for the third quarter of 2020 driven primarily by the changes in Adjusted EBITDA1 partially offset by a mark-to-market loss on our tangible equity unit derivative purchase contracts.

Adjusted EBITDA1 increased by 24.1% to $765.5 million for the nine months ended September 30, 2020 compared to the same period in the prior year, primarily attributable to strong revenue growth in the period. Net loss increased from $271.3 million for the nine months ended September 30, 2019 to $508.2 million for the nine months ended September 30, 2020 driven by costs associated with our initial public offering, the early redemption of several series of our outstanding unsecured bonds and the extinguishment of our 11% paid-in-kind notes as part of the pre-closing capital changes implemented immediately prior to our initial public offering and by a mark-to-market loss on our tangible equity unit derivative purchase contracts.

Cash flow from operating activities increased by 214.2% to $256.7 million in the third quarter of 2020 compared to the third quarter of 2019. This increase was predominantly attributable to improved working capital, an increase in Adjusted EBITDA and reduced interest expense during the period. For the nine months ended September 30, 2020, cash flow from operating activities was $338.7 million, an increase of 187.0% compared to the same period in the prior year.

Financial Impact from COVID-19

The Company's financial results for the three and nine months ended September 30, 2020 were impacted by the reduction in commercial activity as a result of the various measures implemented since March 2020 by several provincial, state and local governments in Canada and the U.S. in response to COVID-19. The magnitude of the impacts varied by region and were correlated to the timing and nature of measures enacted. In some markets, the Company's business saw organic growth as governments focused on lifting measures and re-opening businesses, while in other markets, such as within the Provinces of Ontario and Quebec and parts of the mid-west and north-east U.S, the re-introduction of restrictions on businesses or closure requirements, resulted in a slower recovery than previously expected.

The Company's overall revenue is heavily weighted to its solid waste business, which is its most resilient business line and is also diversified across geographies and customers. The majority of the revenue generated in its solid waste business is from secondary markets. The solid waste revenue generated in major metropolitan centres or primary markets is predominately derived from municipal residential contracts. In the third quarter of 2020, the Company continued to see sequential improvements in commercial activity and volumes in its solid waste line of business. The Company however experienced lower sales volume of used motor oil and reduced industrial collection processing activity in its liquid waste business resulting from the temporary suspension of certain customers' operations and deferral of capital expenditures in an effort to mitigate the impact of COVID-19. In its infrastructure and soil remediation line of business, revenue declined primarily as a result of a reduction in soil volumes processed at the Company's facilities. While the substantial majority of the Company's larger active projects were deemed essential and continued to progress throughout the third quarter, the measures implemented by governments to limit the spread of COVID-19 delayed the commencement of new large projects, which temporarily reduced the volume of contaminated soils in the markets that the Company serves.

1 A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule

2

Q3 2020 Earnings Call

GFL will host a conference call related to our third quarter earnings on Thursday November 5, 2020 at 8:30 am Eastern time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-866-270-1533 or 1-855-669-9657 (conference ID:10148211) approximately 15 minutes prior to the scheduled start time. The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https:// dpregister.com/sreg/10148211/d988530653. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until November 18, 2020 by dialing 1-855-669-9658 or 1-877-344-7529 (access code 10148211). A copy of the presentation for the call will be available on our website at https://investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the benefits from recently completed acquisitions, the impact of the COVID-19 pandemic on the Company's operations, liquidity and financial results and the Company's ability to execute on its growth strategy. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

3

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangibles, (b) the increase in property, plant and equipment depreciation due to recapitalization, (c) the IPO transaction related expenses, (d) loss on the extinguishment of debt (e) amortization of deferred financing costs (f) mark-to-market loss on Purchase Contracts, (g) foreign exchange loss or gain, (h) transaction costs, (i) acquisition, rebranding and other costs, (j) TEU amortization expense, and (k) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance.

Net leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net leverage is equal to our total long term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash and cash equivalents, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (defined below) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to (a) give effect to the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA adjustments"), and (b) give effect to contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

4

Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in the solid waste industry. Management uses free cash flow as one of the measures to evaluate and monitor the ongoing financial performance of the Company.

All references to "$" in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

5

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Revenue	12	$1,036.0	$898.0	$2,960.6	$2,450.3
Expenses
Cost of sales		909.5	807.8	2,643.1	2,200.6
Selling, general and administrative expenses		104.4	91.8	363.6	255.7
Interest and other finance costs		94.9	130.9	459.7	381.8
Deferred purchase consideration		1.0	1.0	2.0	2.0
Loss (gain) on sale of property, plant and equipment		0.3	(0.5)	2.4	1.1
(Gain) loss on foreign exchange		(22.0)	10.2	75.6	(34.8)
Mark-to-market loss on TEU derivative purchase contract	10	107.5	—	93.3	—
		1,195.6	1,041.2	3,639.7	2,806.4
Loss before income taxes		(159.6)	(143.2)	(679.1)	(356.1)
Current income tax expense		1.4	2.6	5.1	2.8
Deferred tax recovery		(46.3)	(35.9)	(176.0)	(87.6)
Income tax recovery		(44.9)	(33.3)	(170.9)	(84.8)
Net loss		(114.7)	(109.9)	(508.2)	(271.3)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		(37.1)	25.1	35.0	(59.1)
Fair value movements on cash flow hedges, net of tax		(12.0)	20.1	13.2	56.8
Other comprehensive (loss) income		(49.1)	45.2	48.2	(2.3)
Total comprehensive loss		$(163.8)	$(64.7)	$(460.0)	$(273.6)

Loss per share
Basic	11	$(0.32)	$(0.61)	$(1.41)	$(1.50)
Diluted	11	(0.32)	(0.61)	(1.41)	(1.50)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

6

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	September 30, 2020	December 31, 2019
Assets
Current assets
Cash		$1,817.2	$574.8
Trade and other receivables, net of allowance		731.5	713.4
Prepaid expenses and other assets		147.2	132.1
		2,695.9	1,420.3
Non-current assets
Property, plant, and equipment, net	4	3,258.6	2,850.1
Intangible assets, net	5	3,023.9	2,848.0
Other long-term assets		33.8	31.6
Goodwill	6	5,757.0	5,173.8
		14,769.2	12,323.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities		747.5	732.0
Income taxes payable		13.3	2.9
Current portion of long term debt	8	3.6	64.4
Current portion of lease obligations	9	39.7	33.2
Current portion of due to related party	18	15.7	7.0
Current portion of tangible equity units	10	62.0	—
Current portion of landfill closure and post-closure obligations	7	18.3	25.6
		900.1	865.1
Long-term debt	8	6,055.7	7,560.7
Lease obligations	9	145.7	158.9
Other long-term liabilities		10.0	12.4
Due to related party	18	30.8	14.0
Deferred income tax liabilities		690.7	733.8
Tangible equity units	10	1,036.9	—
Landfill closure and post-closure obligations	7	237.8	211.0
		9,107.7	9,555.9
Share capital	14	6,859.7	3,524.5
Contributed surplus	14	43.5	16.4
Deficit		(1,287.2)	(770.3)
Accumulated other comprehensive income (loss)		45.5	(2.7)
		5,661.5	2,767.9
		$14,769.2	$12,323.8

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

7

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Operating activities
Net loss
Adjustments for non-cash items		$(114.7)	$(109.9)	$(508.2)	$(271.3)
Depreciation and amortization of property, plant and equipment	4	124.6	107.9	370.9	303.4
Amortization of intangible assets
Interest and other finance costs	5	109.3	86.4	319.5	247.4
Share based payments		94.9	130.9	459.7	381.8
(Gain) loss on unrealized foreign exchange on long-term debt	14	7.2	3.6	27.1	10.9
Loss (gain) on sale of property, plant and equipment		(22.5)	13.0	82.3	(31.1)
Mark-to-market loss on TEU purchase contract		0.3	(0.5)	2.4	1.1
Mark-to-market (gain) loss on fuel hedge	10	107.5	—	93.3	—
Current income tax expense		—	0.6	1.8	0.9
Deferred tax recovery		1.4	2.6	5.1	2.8
Interest paid in cash, net		(46.3)	(35.9)	(176.0)	(87.6)
Income taxes paid in cash, net		(36.3)	(62.8)	(280.9)	(226.9)
Changes in non-cash working capital items		9.3	(2.2)	5.3	(4.1)
Landfill closure and post-closure expenditures	15	31.1	(48.1)	(51.4)	(202.2)
	7	(9.1)	(3.9)	(12.2)	(7.1)
		256.7	81.7	338.7	118.0
Investing activities
Proceeds on sale of property, plant and equipment		6.1	3.8	10.5	19.1
Purchase of property, plant and equipment and intangible assets		(85.7)	(107.1)	(305.7)	(313.9)
Business acquisitions, net of cash acquired	3	(26.2)	(448.5)	(1,164.5)	(635.8)
		(105.8)	(551.8)	(1,459.7)	(930.6)
Financing activities		(12.7)	(9.7)	(60.1)	(43.2)
Repayment of lease obligations
Issuance of long-term debt		1,030.9	416.6	2,631.8	1,441.5
Repayment of long-term debt		(29.7)	(140.4)	(4,427.5)	(575.7)
Payment of contingent purchase consideration	3	(11.4)	—	(11.4)	—
Issuance of share capital, net of issuance costs		—	—	3,257.6	—
Issuance of tangible equity units, net of issuance costs	10	—	—	1,006.9	—
Repayment of tangible equity unit amortizing note		(13.6)	—	(29.4)	—
Dividends issued and paid		(8.7)	—	(8.7)	—
Return of capital		—	(0.8)	(0.8)	(1.6)
Payment of financing costs		(9.2)	—	(19.7)	(11.7)
Issuance of loan from related party	18	—	—	29.0	—
Repayment of loan to related party		(3.5)	(3.5)	(3.5)	(7.0)
Cheques issued in excess of cash on hand		—	2.2	—	2.2
		942.1	264.4	2,364.2	804.5
		1,093.0	(205.7)	1,243.2	(8.1)
Increase (decrease) in cash
Changes due to foreign exchange revaluation of cash		0.3	(3.6)	(0.8)	0.7
Cash, beginning of period		723.9	209.3	574.8	7.4
Cash, end of period		$1,817.2	$—	$1,817.2	$—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

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SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2019 as well as our unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2020.

Solid Waste Growth

The following table summarizes the components of our solid waste growth for the periods indicated:

	Three months ended September 30, 2020	Three months ended September 30, 2019
Price and surcharges	3.5%	4.2%
Volume	(1.7)	(0.6)
Commodity price	0.7	(0.4)
Foreign exchange impact	0.5	0.2
Acquisitions	20.2	120.5
Total growth	23.2%	123.9%

Net Leverage

The following table presents the calculation of Net Leverage for the periods indicated (all amounts are in millions of dollars unless otherwise stated):

	September 30, 2020		December 31, 2019
Total long-term debt	$6,059.3		$7,625.1
Fair value, deferred financing and other adjustments	(67.9)		(50.6)
Total long-term debt excluding fair value, deferred financing and other adjustments	$6,127.2		$7,675.7
Less cash and cash equivalents	(1,817.2)		(574.8)
	4,310.0		7,100.9
Trailing twelve months Adjusted EBITDA	974.6		825.6
Acquisition EBITDA adjustments	66.6		98.9
Run rate EBITDA	$1,041.2		$924.5
Net Leverage	4.14	x	7.68	x

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NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

	Three months ended	Three months ended
($ millions)	September 30, 2020	September 30, 2019
Net loss	$(114.7)	$(109.9)
Add:
Interest and other finance costs	94.9	130.9
Depreciation and amortization	124.6	107.9
Amortization of intangible assets	109.3	86.4
Income tax recovery	(44.9)	(33.3)
EBITDA	169.2	182.0
Add:
(Gain) loss on foreign exchange(1)	(22.0)	10.2
Loss (gain) on sale of property, plant and equipment	0.3	(0.5)
Mark-to-market (gain) loss on fuel hedge	—	0.6
Mark-to-market loss on Purchase Contracts(2)	107.5	—
Share-based payments(3)	7.2	3.6
Transaction costs(4)	17.1	18.3
Acquisition, rebranding and other integration costs(6)	0.9	10.5
Deferred purchase consideration	$1.0	$1.0
Adjusted EBITDA	$281.2	$225.7

	Nine months ended	Nine months ended
($ millions)	September 30, 2020	September 30, 2019
Net loss	$(508.2)	$(271.3)
Add:
Interest and other finance costs	459.7	381.8
Depreciation and amortization	370.9	303.4
Amortization of intangible assets	319.5	247.4
Income tax recovery	(170.9)	(84.8)
EBITDA	471.0	576.5
Add:
Loss (gain) on foreign exchange(1)	75.6	(34.8)
Loss on sale of property, plant and equipment	2.4	1.1
Mark-to-market loss on fuel hedge	1.8	0.9
Mark-to-market loss on Purchase Contracts(2)	93.3	—
Share-based payments(3)	27.1	10.9
Transaction costs(4)	36.0	36.9
IPO transaction costs(5)	46.2	—
Acquisition, rebranding and other integration costs(6)	10.1	23.3
Deferred purchase consideration	2.0	2.0
Adjusted EBITDA	$765.5	$616.8

10

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(5)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

Adjusted Net Income (loss)

The following tables provide a reconciliation of our net loss to Adjusted Net Income (loss) for the periods presented:

	Three months ended	Three months ended
($ millions)	September 30, 2020	September 30, 2019
Net loss	$(114.7)	$(109.9)
Add:
Amortization of intangibles	109.3	86.4
PP&E depreciation increase due to recapitalization	4.7	4.7
Amortization of deferred financing costs	3.4	2.4
Mark-to-market loss on Purchase Contracts	107.5	—
(Gain) loss on foreign exchange	(22.0)	10.2
Transaction costs	17.1	18.3
Acquisition rebranding and other integration costs	0.9	10.5
TEU amortization expense	1.1	—
Tax effect	(62.2)	(35.1)
Adjusted Net Income (Loss)	$45.1	$(12.5)
Adjusted earnings (loss) per share basic and diluted	$0.13	$(0.07)

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	Nine months ended	Nine months ended
($ millions)	September 30, 2020	September 30, 2019
Net loss	$(508.2)	$(271.3)
Add:
Amortization of intangibles	319.5	247.4
PP&E depreciation increase due to recapitalization	14.2	14.2
IPO transaction costs	46.2	—
Loss on extinguishment of debt	133.2	—
Amortization of deferred financing costs	26.0	7.1
Mark-to-market loss on Purchase Contracts	93.3	—
Loss (gain) on foreign exchange	75.6	(34.8)
Transaction costs	36.0	36.9
Acquisition rebranding and other integration costs	10.1	23.3
TEU amortization expense	2.2	—
Tax effect	(200.4)	(77.9)
Adjusted Net Income (Loss)	$47.7	$(55.1)
Adjusted earnings (loss) per share basic and diluted	$0.13	$(0.30)

Free Cash Flow

The following tables provide a reconciliation of our free cash flow to cash flows from operating activities for the periods presented:

	Three months ended	Three months ended
($ millions)	September 30, 2020	September 30, 2019
Cash flows from operating activities	$256.7	81.7
Cheques issued in excess of cash on hand	—	2.2
Proceeds on sale of property, plant and equipment	6.1	3.8
Purchase of property, plant and equipment and intangible assets	(85.7)	(107.1)
Free cash flow	$177.1	$(19.4)

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